UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VERONA PHARMA PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

925050106
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP VI LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925050106		Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,871,112 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,871,112 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,871,112 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
(1)
Evidenced by (i) 10,003,174 ordinary shares (“Ordinary Shares”) of Verona Pharma plc, a public limited company organized under the laws of England and Wales (the “Issuer”) and (ii) 1,867,938 Ordinary Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information confirmed to the Reporting Persons by the Issuer, according to which as of May 4, 2017 there were 99,014,200 Ordinary Shares outstanding (including any such Ordinary Shares represented by American Depositary Shares (“ADSs”)) and includes 1,867,938 Ordinary Shares issuable upon the exercise of Warrants beneficially owned by the Reporting Persons. The number of Ordinary Shares outstanding and calculation of percentage ownership assumes no exercise by the underwriters of their option to purchase up to an additional 865,200 ADSs.

SCHEDULE 13D

CUSIP No. 925050106		Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,871,112 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,871,112 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,871,112 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO
_______________________
(1)
Evidenced by (i) 10,003,174 ordinary shares (“Ordinary Shares”) of Verona Pharma plc, a public limited company organized under the laws of England and Wales (the “Issuer”) and (ii) 1,867,938 Ordinary Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information confirmed to the Reporting Persons by the Issuer, according to which as of May 4, 2017 there were 99,014,200 Ordinary Shares outstanding (including any such Ordinary Shares represented by American Depositary Shares (“ADSs”)) and includes 1,867,938 Ordinary Shares issuable upon the exercise of Warrants beneficially owned by the Reporting Persons. The number of Ordinary Shares outstanding and calculation of percentage ownership assumes no exercise by the underwriters of their option to purchase up to an additional 865,200 ADSs.

SCHEDULE 13D

CUSIP No. 925050106		Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,871,112 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,871,112 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,871,112 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
_______________________
(1)
Evidenced by (i) 10,003,174 ordinary shares (“Ordinary Shares”) of Verona Pharma plc, a public limited company organized under the laws of England and Wales (the “Issuer”) and (ii) 1,867,938 Ordinary Shares issuable upon the exercise of warrants to purchase shares (the “Warrants”).

(2)
This percentage is calculated based upon information confirmed to the Reporting Persons by the Issuer, according to which as of May 4, 2017 there were 99,014,200 Ordinary Shares outstanding (including any such Ordinary Shares represented by American Depositary Shares (“ADSs”)) and includes 1,867,938 Ordinary Shares issuable upon the exercise of Warrants beneficially owned by the Reporting Persons. The number of Ordinary Shares outstanding and calculation of percentage ownership assumes no exercise by the underwriters of their option to purchase up to an additional 865,200 ADSs.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of Verona Pharma plc, a public limited company organized under the laws of England and Wales (the “Issuer”), with its principal offices are located at 3 More London Riverside, London SE1 2RE, United Kingdom.  Certain Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing eight Ordinary Shares.  The ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “VRNA”.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP VI LLC (“GP VI”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP VI, which is the sole general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds Ordinary Shares, including certain Ordinary Shares represented by ADSs, as more particularly described in Item 3 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP VI are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On July 27, 2016, in connection with an offering by the Issuer to certain institutional and other investors (the “July Placement”), Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, as more particularly referred to in Item 6 below, caused OPI VI to purchase 233,492,342 Ordinary Shares of the Issuer and warrants (the “Warrants”) to purchase 93,396,936 Ordinary Shares.  On February 13, 2017, pursuant to a reorganization of the Issuer, OPI VI exchanged all of its Ordinary Shares and Warrants for newly issued Ordinary Shares and Warrants on a 50-for-1 basis.

On April 28, 2017, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer in connection with its initial public offering (the “IPO”) of 5,768,000 ADSs representing 47,399,001 Ordinary Shares was declared effective.

The closing of the IPO took place on May 2, 2017, and at such closing Advisors and GP VI, pursuant to their authority under the limited partnership agreements of OPI VI, as more particularly referred to in Item 6 below, caused OPI VI to purchase 666,666 ADSs (representing 5,333,328 Ordinary Shares) at the IPO price of $13.50 per ADS.

The source of funds for such purchases was the working capital of OPI VI and capital contributions made to OPI VI.

As a result of the transactions described in this Item 3, (i) GP VI, as the general partner of OPI VI, (ii) Advisors, as the managing member of GP VI, and (iii) Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may each be deemed to be the beneficial owner of approximately 11.8% of the outstanding Ordinary Shares.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI VI to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI VI.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares (including in the form of ADSs) or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  The following disclosure assumes that there are 99,014,200 Ordinary Shares outstanding, as confirmed by the Issuer.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 10,003,174 Ordinary Shares (including 5,333,328 Ordinary Shares represented by ADSs) and Warrants to purchase 1,867,938 Ordinary Shares; such outstanding Ordinary Shares and Ordinary Shares subject to Warrants constitute approximately 11.8% of the issued and outstanding Ordinary Shares (including any Ordinary Shares represented by ADSs) plus the Ordinary Shares subject to Warrants held by OPI VI.

Advisors, pursuant to its authority as the sole managing member of GP VI, the sole general partner of OPI VI, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI VI.  GP VI, pursuant to its authority as the general partner of OPI VI, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI VI.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the Ordinary Shares attributable to Advisors.  As a result, Isaly, Advisors and GP VI share the power to direct the vote and to direct the disposition of the Ordinary Shares described in Item 3 above.

(c)          Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP VI is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Advisors is the sole managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI.  Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI.  Such authority includes the power of GP VI to vote and otherwise dispose of securities purchased by OPI VI.  The number of Ordinary Shares attributable to OPI VI is 11,871,112 (of which 5,333,328 are represented by 666,666 ADSs and 1,867,938 are subject to Warrants).  Advisors and GP VI may each be considered to hold indirectly 11,871,112 Ordinary Shares.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI V.

Rishi Gupta (“Gupta”), a Private Equity Partner of Advisors, has been a member of the Board of Directors of the Issuer since July 2016 and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Gupta may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Gupta is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Lock-up Agreement

In connection with the Issuer’s IPO, Jefferies International Limited and Stifel, Nicholaus & Company, Incorporated (the “Underwriters”), and OPI VI entered into an agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Underwriters, OPI VI will not, for a period of 180 days after the date of the Prospectus (the “Lock-Up Period”): (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (the “Lock-Up Securities”), or request or demand that the Issuer file a registration statement with respect to any Lock-Up Securities; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities.

After the Lock-Up Agreement expires, the Ordinary Shares held by OPI VI will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable United States securities laws.  OPI VI, along with certain other holders of the Ordinary Shares party to the Registration Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares.  Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is included in this Statement as Exhibit 2 and incorporated herein by reference.

Registration Rights

In connection with the July Placement, the Issuer entered into a registration rights agreement, dated July 29, 2016 (the “Registration Rights Agreement”), with certain of its existing shareholders, including OPI VI.  Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time after the Commencement Date (as defined below), the holders of at least a majority of the registrable securities have the right to demand that the Issuer effect an underwritten public offering of the registrable securities pursuant to an effective registration statement under the Securities Act.  These registration rights are subject to specified conditions and limitations including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.  Upon such a request, the Issuer is required to use commercially reasonable efforts to cause such registration statement to become effective.

Shelf Registration Rights

The Registration Rights Agreement further provides that at any time beginning not later than the later of (i) 180 days following the date of the commencement of the IPO or (ii) five business days after the expiration of the IPO Lock-Up Period, which shall not be later than 235 days after the commencement of the IPO (the “Commencement Date”), the Issuer is required to file a shelf registration covering the resale of all of the registrable securities under the Registration Rights Agreement pursuant to Rule 415 under the Securities Act (or any successor or similar rule), to use commercially reasonable efforts to have the registration statement declared effective as promptly as practicable and to maintain an effective shelf registration until all of the registrable securities pursuant to the Registration Rights Agreement have been sold under such shelf registration or cease to be registrable securities.

Expenses of Registration

Subject to limited exceptions, the Issuer will pay all registration expenses of the holders of the shares registered under the Registration Rights Agreement.

Indemnification

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights

OPI VI’s rights under the Registration Rights Agreement generally will terminate upon the earlier of: (i) the date five years following the closing of the IPO; and (ii) the date on which there are registrable securities remaining pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included in this Statement as Exhibit 3 and incorporated herein by reference.

Relationship Agreement

In connection with the July Placement, the Issuer and OPI VI entered into a relationship agreement (the “Relationship Agreement”) that regulates the influence of OPI VI and its associates, including the Reporting Persons, over the Issuer’s corporate actions and activities.  Pursuant to the Relationship Agreement, the Issuer agreed to appoint a representative designated by OPI VI, currently Gupta, to its board of directors.  The obligations of the parties under the Relationship Agreement will continue in effect after the IPO but will automatically terminate if OPI VI and its associates, including the Reporting Persons, cease to beneficially own at least 6.5% of the issued Ordinary Shares or the Ordinary Shares cease to be admitted to the AIM Market operated by the London Stock Exchange plc.

The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Relationship Agreement, a copy of which is included in this Statement as Exhibit 4 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement, (incorporated by reference to Exhibit B of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 18, 2017).

3.
Registration Rights Agreement by and among Verona Pharma plc and certain investors set forth therein, dated as of July 29, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 3, 2017).

4.
Relationship Agreement by and among OrbiMed Private Investments VI, LP, Verona Pharma plc and NPlus1 Singer Advisory LLP (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 3, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2017

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP VI LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC and Samuel D. Isaly.
2.
Form of Lock-Up Agreement, (incorporated by reference to Exhibit B of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 18, 2017).

3.
Registration Rights Agreement by and among Verona Pharma plc and certain investors set forth therein, dated as of July 29, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 3, 2017).

4.
Relationship Agreement by and among OrbiMed Private Investments VI, LP, Verona Pharma plc and NPlus1 Singer Advisory LLP (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form F-1 (SEC 333-217124), filed with the SEC on April 3, 2017).